March 16, 2007

Dear Gary,

        It is with great pleasure that I, on behalf of Nu Skin Enterprises, Inc., offer you a position as President of Nu Skin Japan. This position will report directly to Robert Conlee, President of the North Asia Region. As we have discussed, I anticipate that your role can be expanded at some point in the future and that you will enjoy a long, fulfilling career as a key executive team member at Nu Skin Enterprises.

        Concurrent with your appointment as President of Nu Skin Japan, you will assume a position on the company’s Executive Management Committee. This Committee is currently comprised of the company’s 12 most senior managers, including Robert Conlee and Dan Chard. Your activity and responsibilities as an Executive Management Committee member will increase as you become settled in your responsibilities over Japan.

        Associated with this opportunity, we offer the following compensation, incentives and expatriate benefits associated with your foreign assignment:

•	Your starting base salary will be $340,000. You will also receive a Foreign Service premium of $100,000 bringing your total base pay while in Japan to $440,000. (This figure does not include COLA which will be calculated using standard expatriate COLA calculation tables.) Your salary would be subject to review and adjustment from time to time based on performance and other factors.

•	You will receive a signing bonus of $100,000, which will be paid with your first paycheck or applied to the company’s deferred compensation plan per the rules of the plan at your discretion. This bonus is subject to a premature termination clause of 25% each year. For example, if your employment is terminated prior to the first anniversary of your employment, you would be obligated to repay $100,000. After the first anniversary, the repayment amount upon termination would be reduced to $75,000 and would be reduced by $25,000 each anniversary thereafter.

•	Your cash incentive bonus will be based on the company’s standard incentive bonus plan. The initial base incentive target level for your position will be 50% of base salary. For each of 2007 and 2008, you will be guaranteed a minimum annual incentive bonus of $150,000. If actual bonuses paid to you under our standard incentive bonus plan during the year do not reach that level, you will receive a payment equal to the difference prior to March 15th following the end of the applicable year

•	You will receive an initial option grant to acquire 100,000 shares of common stock on the date you begin full-time employment with the company, with an exercise price equal to the closing stock price on such date. The grant will vest 25% per year on the anniversary of the grant date. (Note: the company’s compensation expense associated with this grant will be approximately $800,000.)

•	On an ongoing basis, you will be issued options in accordance with the company’s standard option grants as implemented by the Compensation Committee of the Board of Directors. Your initial level of participation would be two semi-annual grants of 17,500 options in February and August of each year. The first employee stock option grant following your targeted hire date would be August 2007. These options also have a four-year vesting period. (Note: the company’s compensation expense associated with these grants will be approximately $250,000 per year.)

•	You will receive either the use of a mid-full size luxury car or Nu Skin will reimburse all local business travel expenses, including but not limited to the use of trains, taxi, personal driver, bus etc. If you and your family decline the use of a business car and family car, allowable in the Expatriate policy, you will be reimbursed for all travel expenses inside Japan, with the family travel expense limited to a mutually agreed upon budget. International travel is governed by the Expatriate Travel Policy.

•	Your initial position would involve an expatriate assignment in Japan that we contemplate would begin April 9, 2007 and end June 30, 2010. Your employment would be on an at-will basis and will be conditioned upon your executing the company’s Key Employee Covenants.

•	You will receive a membership at the Tokyo American Club and a social/dinner club.

•	You will be entitled for air reimbursement for up to two home leaves per year. Home leave policy is governed by the Expatriate policy.

•	You will receive all of the other expatriate benefits normally paid to senior executives under the company’s Expatriate Plan, including housing and education benefits. We recognize some elements of your current expatriate plan may not be addressed in Nu Skin’s standard Expatriate Plan; it is our intent to compensate you such that you will be able to maintain your current living arrangements including, staying in your current home, maid services and home office equipment and services, rented furnishings and utilities. Because some of these benefits are managed by your current employer we will make our best efforts to enable a smooth transition but we can not guarantee that some adjustments will have to be made.

•	In addition to the income tax equalization provided under the company’s Expatriate Plan for income earned as an employee, you will also receive income tax equalization for income from sources outside of Nu Skin subject to a cap of $50,000 per year if needed.

Gary, we believe you have the skills, knowledge and energy necessary to take Nu Skin Japan to a new level and to participate in leading our global enterprise to the heights it has the potential to achieve. Our management team looks forward to working with you in a rich and rewarding fashion. If there is anything we can do to assist you in answering any questions you may have or in making a smooth transition, please let me know. We look forward to you joining in our effort at the earliest possible date.

Very truly yours,

/s/ Truman Hunt

Truman Hunt

Accepted this ______ day of April, 2007

Gary Sumihiro
/s/ Gary Sumihiro

Addendum

Following are items clarified in negotiations not covered in the main body of the offer letter but agreed to as exceptions or clarifications to the Expatriate policy or extra benefits provided by Nu Skin to Gary Sumihiro upon execution of the offer letter and applied after Mr. Sumihiro’s start date.

1)	Nu Skin will apply the Japan tuition equivalent of the education allowance towards boarding school tuition upon request from Mr. Sumihiro.

2)	Nu Skin will take over payments on goods stored in Grand Rapids and insurance coverage will be applied to Mr. Sumihiro’s stored items in the US and items in his Tokyo home.

3)	Your class of air fair is business class, however, you will be allowed to travel first class in unusual circumstances that require either a quick turnaround or meetings on the day of arrival for international business trips.

4)	The US$ 100,000 signing bonus is a gross amount and in the event that any portion of that bonus would have to be paid back to the company; the repayment amount would be reduced as necessary to account for any income tax consequences that are not recoverable. 60% of the returnable portion would apply to the reimbursement.

5)	Nu Skin will cover property management fees for Mr. Sumihiro’s home in Keystone Colorado.

6)	Nu Skin will cover the cost of professional dues including continuing legal education seminars for bar license.

7)	Nu Skin will provide an ocean shipment of personal items from the US at the beginning of this assignment and each 2 years thereafter if needed. Nu skin will only ship items approved in Nu Skin’s Expatriate Policy.

8)	Nu Skin and Mr. Sumihiro agree to cap the family annual travel expense reimbursement at US$ 30,000.